UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 11, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

SHIFTS AT HARMONY’S SOUTH AFRICAN UNDERGROUND MINES RESUMED

Johannesburg, Wednesday, 11 December 2019. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) has announced the resumption of shifts at its nine South African underground mines from the start of yesterday’s afternoon shift, following Eskom’s announcement on Tuesday to return to Level 4 load shedding.

Monday’s night shift and yesterday’s day shift at all the Company’s underground mines were cancelled in response to an urgent request from power utility Eskom for power usage to be reduced immediately to levels required only for the maintenance of essential services. Eskom’s request followed its announcement on Monday of an emergency shift to Level 6 load shedding.

ends.

For more details contact:

Marian van der Walt
Executive: Investor Relations
+27 (0) 82 888 1242 (mobile)

Max Manoeli
Senior Investor Relations Coordinator
+27 (0) 82 759 1775 (mobile)

Johannesburg, South Africa
11 December 2019

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 11, 2019	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director